September 28, 2017

VIA EDGAR AND FEDEX

Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadwind Energy, Inc.
Registration Statement on Form S-3 Filed August 11, 2017 File No. 333-219931

 Dear Ms. Long:

This letter responds to the Staff’s letter, dated August 28, 2017, regarding the Registration Statement on Form S-3 filed by Broadwind Energy, Inc. (the “Company”), on August 11, 2017.   We have set forth below each Staff comment in the comment letter followed by our response to each comment.  We have also included our responses in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed today by EDGAR. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.Your public float appears to be less than $75 million.  Please tell us how you determined you are eligible to register the transaction on Form S-3.  If you are relying on General Instruction I.B.6, please amend your registration statement to include the disclosures required.

Response:

The Company has reviewed General Instruction I to Form S-3 and determined that it satisfies the Registrant Requirements set forth in General Instruction I.A. and the Transaction Requirement set forth in General Instruction I.B.6.  In response to the Staff’s comment, Amendment No. 1 includes the following paragraph on the cover page of the prospectus:

“The aggregate market value of our outstanding common stock held by non-affiliates is $32,051,112 based on 15,144,970 shares of outstanding common stock, of which 10,110,761 shares are held by non-affiliates, and a per share price of $3.17 based on the closing sale price of our common stock on September 26, 2017. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000.  We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.”

Description of Stock Purchase Contracts and Stock Purchase Units, page 10

2.You contemplate issuing stock purchase contracts as parts of units.  Please confirm that you will register all securities that underlie the units, including any debt securities and guarantees securing the holders’ obligations to purchase the shares of common stock under the Stock Purchase Contracts.

Response:

The Company confirms that it will register all securities that underlie the units, including any debt securities and guarantees securing the holders’ obligations to purchase the shares of common stock under the Stock Purchase Contracts.  In response to the Staff’s comment, Amendment No. 1 includes the following sentence at the end of the first paragraph under the heading “DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS”:

“All securities that underlie the Stock Purchase Units, including any debt securities and guarantees securing the holders’ obligations to purchase under Stock Purchase Contracts, will be registered under the Securities Act.”

3.We also note your disclosure that units may consist of debt obligations of third parties.  Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement.  Please see Interpretation 203.03 of our Securities Act Sections Compliance and Disclosure Interpretations and the staff’s Morgan Stanley & Co., Incorporated (June 24, 1996) no-action letter.  If you do not wish to offer third party securities, please remove these references from the prospectus.

Response:

The Company has determined that it does not wish to offer third party securities, and Amendment No. 1 removes the reference to debt obligations of third parties from the disclosures under the heading “DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS” on page 10 of the prospectus.

The Company confirms that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Company’s filing, notwithstanding any review, comments, action or absence of action by the Staff.

Please call upon our legal counsel Andrew Klinghammer at (314) 552-6171 if you require additional information or desire to discuss the foregoing responses.  We thank you in advance for your customary courtesies.

Very truly yours. BROADWIND ENERGY, INC. /s/ Jason L. Bonfigt
Jason L. Bonfigt, Vice President and Chief Financial Officer
cc: Kate McHale, Esq. Stephanie K. Kushner Andrew J. Klinghammer, Esq.